

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2024

David Ly
Chief Executive Officer
Iveda Solutions, Inc.
744 S Val Vista, Suite 213
Mesa, AZ

   Re: Iveda Solutions, Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed September 19, 2024
    File No. 001-41345

Dear David Ly:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc: Peter Campitiello